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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No.            )*

                             NetScout Systems, Inc.
                     --------------------------------------
                                (Name of Issuer)

                            Common Stock PAR USD .001
                     --------------------------------------
                         (Title of Class of Securities)

                                   64115T104
                     --------------------------------------
                                 (CUSIP Number)

                                    12/31/01
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequentamendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 64115T104               SCHEDULE 13G                 Page 2 of 7 Pages

(1)      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Pell Rudman Trust Company, N.A.*
         04-2986713

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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]

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(3)      SEC Use Only

         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization

         Pell Rudman Trust Company, N.A.* is a limited purpose, national chartered trust company, regulated by the Office of the Comptroller of the Currency

         -----------------------------------------------------------------------

                     (5)      Sole Voting Power
                              1,003,000

                     -----------------------------------------------------------

    Number of        (6)      Shared Voting Power
     Shares                   10,757,382
  Beneficially
    Owned by         -----------------------------------------------------------
      Each
   Reporting         (7)      Sole Dispositive Power
    Person                    1,003,000
     With
                     -----------------------------------------------------------

                     (8)      Shared Dispositive Power
                              10,757,382

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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         11,760,382 shares

         -----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                              No. [ ]

         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
         39.5%

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(12)     Type of Reporting Person (See Instructions)
         BK

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CUSIP No. 64115T104

Item 1(a)         Name of Issuer

                  NetScout Systems, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices

                  310 Littleton Road
                  Westford, MA 01886
                  United States

Item 2(a)         Name of Person Filing

                  Pell Rudman Trust Company, N.A.*

Item 2(b)         Address of Principal Business Office or, if none, Residence

                  100 Federal Street, Floor 37, Boston, MA 02110-1802

Item 2(c)         Citizenship

                  Pell Rudman Trust Company, N.A.* is a limited purpose, national chartered trust company, regulated by the Office of the Comptroller of the Currency

Item 2(d)         Title of Class of Securities

                  Common Stock PAR USD .001

Item 2(e)         CUSIP Number

                  64115T104

                                Page 3 of 7 Pages

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CUSIP No. 64115T104

Item 3 If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)      [ ]

                           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b)      [X]

                           Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c)      [ ]

                           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)      [ ]

                           Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                  (e)      [ ]

                           An investment adviser in accordance with 240.13d-1(b)(1) (ii)(E);

                  (f)      [ ]

                           An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

                  (g)      [ ]

                           A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

                  (h)      [ ]

                           A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i)      [ ]

                           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)      [ ]

                           Group, in accordance with 240.13d-1(b)(1)(ii)(J).

                                Page 4 of 7 Pages

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CUSIP No. 64115T104

Item 4            Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned: 11,760,382 shares

                  (b)      Percent of class: 39.5%.

                  (c)      Number of shares as to which the person has:

                           (i) Sole power to vote or to direct the vote
                           1,003,000.

                           (ii) Shared power to vote or to direct the vote 10,757,382.

                           (iii) Sole power to dispose or to direct the disposition of 1,003,000.

                           (iv) Shared power to dispose or to direct the disposition of 10,757,382.

                  Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item 5            Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ]

                  Instruction: Dissolution of a group requires a response to this item.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Atlantic Trust Company, N.A., a limited purpose, national chartered trust company, has aggregate holdings of NetScout Systems, Inc. exceeding 5% which require us to file this form. Holdings of this security exceed 5% by the following persons:

                  Anil Singhal Revocable Trust
                  Jyoti Popat Revocable Trust

                                Page 5 of 7 Pages

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CUSIP No. 64115T104

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8            Identification and Classification of Members of the Group

                  If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9            Notice of Dissolution of Group

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10           Certification

                  (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for thepurpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 6 of 7 Pages

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CUSIP No. 64115T104

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that theinformation set forth in this statement is true, complete and correct.

Date: 03/28/03

                                     Atlantic Trust Company, N.A.*

                                     By: /s/ Stephen E. Prostano
                                         --------------------------------------
                                     Name:  Stephen E. Prostano
                                     Title: Chief Operating Officer and
                                            Chief Financial Officer

* Effective 2/1/02 Name change:
From: "Pell Rudman Trust Company, N.A.
To: Atlantic Trust Company, N.A.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 02/27/2002

                                Page 7 of 7 Pages